Filed pursuant to Rule 424(b)(3)
Registration No. 333-228963

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

SUPPLEMENT DATED DECEMBER 2, 2021 TO

THE PROSPECTUS DATED APRIL 29, 2021

Effective November 30, 2021, the following replaces the fifth paragraph of the section titled “Leverage” in the Fund’s Prospectus:

The Fund has entered into a revolving credit facility (the “Subscription Facility”) with Bank of America, N.A., as the administrative agent, the letter of credit issuer and a lender. The maximum capital commitment amount under the Subscription Facility is $75 million, with increases up to $150 million with subsequent credit approval, all subject to availability under the borrowing base and restrictions imposed on borrowings under the 1940 Act. The Subscription Facility is secured by a pledge of equity interests in each of the Fund’s subsidiaries owning borrowing base properties (each a guarantor under the Subscription Facility). The Subscription Facility includes customary affirmative and negative covenants and consent rights granted to the lenders, as well as usual and customary events of default for revolving credit facilities of this nature. The Subscription Agreement has an initial maturity date of November 30, 2023, with a one year extension option subject to conditions. The Fund’s revolving credit facility with Wells Fargo Bank, National Association was terminated effective November 30, 2021.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.

Please retain this supplement for future reference.

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